FORM 4                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C.  20549

 ___ Check this box if
    no longer subject                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5          Filed pursuant to Section 16(a) of the Securities Exchange
    obligations may            Act of 1934, Section 17(a) of the Public Utility Holding
    continue.  See              Company Act of 1935 or Section 30(f) of the Investment
    Instruction 1(b).                            Company Act of 1940


1. Name and Address of Reporting Person  2. Issuer Name and Ticker or           6. Relationship of Reporting Person to
                                            Trading Symbol                         Issuer
                                                                                          (Check all applicable)
   Gerber          William        J.        Acceptance Insurance
   (Last)          (First)     (Middle)     Companies Inc. (AIF)                   ___ Director       ___ 10% Owner
                                                                                   _X_ Officer (give  ___ Other (specify
                                         3. IRS or Social  4. Statement for                    title            below)
                                            Security          Month/Year                       below)
                                            Number of
   222 South 15th Street, Suite 600N        Reporting             12/96                  Vice President
                   (Street)                 Person
                                            (Voluntary)    5. If Amendment,     7. Individual or Joint/Group Filing
                                                              Date of Original                   (Check applicable line)
                                             ###-##-####      (Month/Year)         _X_Form filed by One Reporting Person
   Omaha             NE        68102                                               ___Form filed by More then One
                                                                                      Reporting Person
   (City)          (State)     (Zip)


                    Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of Security  2. Trans-   3. Trans-   4. Securities Acquired (A)  5. Amount of     6. Owner-      7. Nature of
   (Instr. 3)            action      action      or Disposed of (D)          Securities       ship           Indirect
                         Date        Code        (Instr. 3, 4 and 5)         Beneficially     Form:          Beneficial
                         (Month/     (Instr.  --------------------------     Owned at End     Direct         Ownership
                         Day/        8)                   (A)                of Month         (D) or         (Instr. 4)
                         Year)    ----------              or                 (Instr. 3        Indirect
                                  Code   V      Amount    (D)    Price       and 4)           (I)
                                                                                              (Instr. 4)
--------------------  ----------  ----  ----  ----------  ---  ---------  ---------------  -------------  ------------
Common Stock          11/19/96    M           5,000       A    $ 8.75     6,527            D
Common Stock          11/19/96    F           3,121       D    $20.50     3,406            D






* If the Form is filed by more than one Reporting Person see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly
                                                (Print or Type Responses)
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
FORM 4 (continued)    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security             2. Conversion    3. Transaction   4. Transaction   5. Number of Derivative
   (Instr. 3)                                  or Exercise      Date             Code             Securities Acquired
                                               Price of         (Month/Day/      (Instr. 8)       (A) or Disposed of (D)
                                               Derivative       Year)                             (Instr. 3, 4, and 5)
                                               Security                       --------------   -------------------------
                                                                               Code      V         (A)           (D)
-----------------------------------------   --------------   --------------   ------   -----   -----------   -----------
Option                                      $8.75            11/19/96         M                              5,000









6.  Date Exercisable    7. Title and Amount of Under-  8. Price of    9. Number of     10. Ownership    11. Nature of
    and Expiration         lying Securities               Derivative     Derivative        Form of          Indirect
    Date                   (Instr. 3 and 4)               Security       Securities        Derivative       Beneficial
    (Month/Day/Year)                                      (Instr. 5)     Beneficially      Security:        Ownership
----------------------  -----------------------------                    Owned at End      Direct (D)       (Instr. 4)
  Date       Expira-                       Amount or                     of Month          or Indirect
  Exer-      tion           Title          Number of                     (Instr. 4)        (I)
  cisable    Date                           Shares                                         (Instr. 4)
----------  ----------  ----------------  -----------  -------------  ---------------  ----------------  --------------
1/27/93     1/27/98     Common Stock      5,000        N/A            41,875           D






Explanation of Responses:

**Intentional misstatements or omissions of facts constitute                       /s/ William J. Gerber        12/5/96
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.            --------------------------------------------
  78ff(a).                                                                    **Signature of Reporting Person     Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
       Instruction 6 for procedure.

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